July 9, 2009

VIA EDGAR AND U.S. MAIL

United States Securities
and Exchange Commission
Attn:	Ms. Linda Cvrkel Branch Chief, Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

Re:	SORL Auto Parts, Inc. Form 10-K for the year ended December 31, 2008 Filed March 30, 2009 File No. 000-11991

Dear Ms. Cvrkel:

I am transmitting with this letter, for filing, our response to comments of the Staff set forth in the Commission’s letter dated July 2, 2009.  The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.  We respond to the specific comments of the Staff as follows:

Annual Report on Form 10-K for the year ended December 31, 2008

Annual Report on Form 10-K/A for the year ended December 31, 2008

Notes to Consolidated Financial Statements

1.	Please revise in future filings to include the disclosures required by paragraphs 37 through 39 of SFAS 131.

Response:

We will comply in future filings.

Note 2 - Summary of Significant Accounting Policies - Shipping and Handling Costs

2.
We note from your response to our prior comment 15 from our letter dated April 25, 2006 that the company agreed to disclose the amount of shipping and handling costs in its financial statements as required by paragraph 6 of EITF 00-10.  Please revise all future filings to include these disclosures in the notes to the company’s financial statements.

United States Securities and Exchange Commission
July 9, 2009

Response:

We will comply in future filings.

Purchase Discounts

3.
Please clarify for us the nature of the “purchase discounts.”  Include in your response if such discounts represent discounts received from vendors for purchasing raw materials or if the discounts were given to customers purchasing your products.  If the discounts were given to customers, please explain the basis or rationale that supports your conclusions that such amounts should be netted in cost of good sold rather than reducing revenues.  Refer to the guidance outlined in EITF 01-9.

Response:

Purchase discounts represent discounts received from vendors for purchasing raw materials.

Note 3 - Related Party Transactions

4.
We refer to footnote 2 in which the company discloses that it purchased land use rights, a manufacturing plant, and an office building from the Ruili Group.  We further note that part of the consideration paid was an existing project/construction in progress held by the company valued at $9.1 million.  Please confirm and revise future filings to clarify that you valued the project and the related construction in progress that was transferred to the Ruili Group as part of the purchase price at your historical cost basis in the assets transferred.

Response:

This will confirm that the Company valued the project and the related construction in progress that was transferred to the Ruili Group as part of the purchase price at our historical cost basis in the assets transferred.  We will so disclose in future filings.

Note. 17. Warranty Claims

5.	In future filings, please revise to include the tabular reconciliation of your warranty claims required by paragraph 14b of FIN 45 for each period presented in the company’s financial statements.

Response:

We will comply in future filings.

Form 10-Q for the quarter ended March 31, 2009

6.
We note that you filed your Principal Executive Officer and Principal Financial Officer certifications as required by Item 601(b)(31) of Regulation S-K.  Please revise these certifications in future filings to include the language in paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

United States Securities and Exchange Commission
July 9, 2009

Response:

We will comply in future filings.

Furthermore, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

SORL Auto Parts, Inc.

/s/ Xiao Ping Zhang

Xiao Ping Zhang
Chief Executive Officer

cc:	Ms. Heather Clark Jeffrey L. Schulte, Morris, Manning & Martin, LLP